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18006307

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSIONMARK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 EAST COTA STREET
(No. and Street)

SANTA BARBARA	CA	93101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter (813) 442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Ave., Ste 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.G.

OATH OR AFFIRMATION

I, Troy Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSIONMARK SECURITIES, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA E. BATTLE
Commission # 2140804
Notary Public - California
Santa Barbara County
My Comm. Expires Feb 21, 2020

Signature

CEO/President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENSIONMARK SECURITIES, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2017

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pensionmark Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pensionmark Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Pensionmark Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pensionmark Securities, LLC's management. Our responsibility is to express an opinion on Pensionmark Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pensionmark Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Pensionmark Securities, LLC's auditor since 2017.

Maitland, Florida

March 15, 2018

PENSIONMARK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Current Assets:		
Cash	$	132,569
Total Current Assets		132,569
Other Assets:		
Accounts Receivable		462,663
Prepaid Expenses and Deposits		23,273
Related Party Receivable		6,030
Total Other Assets		491,966
	$	624,535
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	55,596
Commissions Payable		375,520
Unallocated Cash		22,492
Total Current Liabilities		453,608
Member's Equity		170,927
	$	624,535

See notes to financial statements.

PENSIONMARK SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES:		
12b-1 Fees	$	550,556
Insurance Income		28,104
Commissions - related party		262,690
Total Revenues		841,350
EXPENSES:		
Commission Expense		697,644
Professional Fees		93,218
Regulatory Fees		51,227
Expense Sharing (payments to related party)		147,671
Insurance Expense		47,788
Miscellaneous Expense		2,563
Total Expenses		1,040,111
NET LOSS	$	(198,761)

See notes to financial statements.

PENSIONMARK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2017

	Total Member's Equity
Balances, January 1, 2017	$ 6,000
Capital Contributions	363,688
Net Income (loss)	(198,761)
Balances, December 31, 2017	$ 170,927

See notes to financial statements.

PENSIONMARK SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(198,761)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(462,663)
Related party receivable		(6,030)
Prepaid expenses and deposits		(23,272)
Accounts payable and accrued expenses		55,596
Commissions payable		375,520
Unallocated cash		22,491
Net cash used by operating activities		(237,119)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		363,688
Net cash provided by financing activities		363,688
NET CHANGE IN CASH		126,569
CASH, beginning of year		6,000
CASH, end of year	$	132,569

See notes to financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Pensionmark Securities, LLC ("PSC" or the "Company"), is engaged in the securities brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

PSC is a single member Delaware limited liability company and a wholly owned subsidiary of Pensionmark Financial Group, LLC (the "Parent Company" or "PFG") which is the sole managing member.

The Company acts as a mutual fund retailer and as a municipal broker for 529 plans. The Company also engages in the sale of variable life insurance and annuities products and engages in commission sharing activities with other broker-dealers.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America ("US GAAP") when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2017, the cash on deposit did not exceed the FDIC insured limit.

Recognition of Revenues

Revenue is recognized when earned. Mutual fund and 12b-1 fees are recorded on trade date. Commissions on annuities and insurance products are also recorded on trade date. Corresponding expenses are recorded when the obligation is incurred.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax provisions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Prepaid Expenses

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

The Company also has a prepaid insurance expense for E&O coverage paid in advance.

Subsequent Events

The Company has evaluated subsequent events through March 15, 2018, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with its member for occupancy, marketing, insurance, technology, administrative and other miscellaneous expenditures commensurate with its operations. The term of the expense sharing agreement is monthly until cancelled by either party. There was no payable to PFG as of December 31, 2017 for the aforementioned expenses. Expenses recorded on the Statement of Operations for the year totaled $147,671. The Company had a $6,030 receivable from PFG at December 31, 2017, for Broker Dealer revenues due for a registered person which is received from CapFinancial Securities, LLC.

During the year, the member made $363,688 in capital contributions to PSC.

Note B - Related Party Transactions (*continued*)

The Company receives payments for certain commission trails from CapFinancial Securities, LLC, a party related to the Company through common ownership interests. These commission trails are for revenues generated by PSC registered representatives but paid to the related party. The Company received $262,690 in payments from its related party for commissions earned during the year ended December 31, 2017.

Note C - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, and as a broker-dealer in its first year of operations, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 8 to 1.

At December 31, 2017, the Company had Net Capital of $69,878 which was $13,177 in excess of its required Net Capital of $56,701. The Company's percentage of aggregate indebtedness to Net Capital was 649.14% at December 31, 2017.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note D - Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

Pensionmark Securities, LLC

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

COMPUTATION OF NET CAPITAL		
Total member's equity	$	170,927
Deductions:		
Non-allowable assets:		
Accounts receivable (net of accrued commission payable)		71,746
Prepaid expenses and deposits		29,303
NET CAPITAL	$	69,878
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		453,608
Total aggregate indebtedness	$	453,608
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	56,701
Excess net capital	$	13,177
Percentage of aggregate indebtedness to net capital		649.14%

There were no material differences between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA (unaudited) Form X-17A-5 FOCUS report as of December 31, 2017.

Pensionmark Securities, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

Pensionmark Securities, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

Pensionmark

PENSIONMARK SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

Pensionmark Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2017 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO/President

Date: 3/14/18

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pensionmark Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pensionmark Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pensionmark Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Pensionmark Securities, LLC stated that Pensionmark Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pensionmark Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pensionmark Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 15, 2018